-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF FEBRUARY, 2001




                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)


             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                                           Form 20-F X    Form 40-F
                                                    ---            ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                              Yes        No  X
                                                  ---       ---
-------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         On February 1, 2001, we announced that we have been granted regulatory approval in Argentina for our TRUGENE(TM) HIV-1 Genotyping Kit and OpenGene(TM) automated DNA sequencing system by the Administacion Nacional de Medicamentos, Alimentos Y Tecnologia. Our OpenGene(TM) automated DNA sequencing system and TRUGENE(TM) HIV-1 Genotyping Kit is the first complete sequence based DNA system to be approved in the Argentine market for routine clinical diagnostic use.

         Our TRUGENE(TM) HIV-1 Genotyping Kit and related products are distributed in Argentina by Werfen Medical S.A. Werfen is a major distributor of medical diagnostic products in Argentina and one of the leading suppliers of HIV viral load assays in that country. Werfen's Argentine customers include three of the most important HIV centers in Argentina, each of which uses the VGI system: the National Reference Center of AIDS, the Public Health Center of Rosario, and the Fundacion Huesped. Currently there are approximately 15,000 patients receiving HIV drug treatment in Argentina with the Ministry of Health paying for all diagnostic tests and treatments.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making our new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference the text on this Form 6-K, but not the Exhibit attached hereto, into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

         Exhibit 1.        Press Release dated February 1, 2001

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          VISIBLE GENETICS INC.


Date: February 1, 2001                    By: /s/ THOMAS CLARKE
                                              -----------------
                                              Name: Thomas Clarke
                                              Title: Chief Financial Officer